SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release – Ghana summary information

06
Summary of
Annual Financial
Statements for
GhDS holders

Extract from chairman and
chief executive officer’s letter
AngloGold Ashanti’s 2006 adjusted headline earnings increased by 105% to
$413 million, the highest level in the nine-year history of the company.
During this period, the spot price of gold rose by 36% – the greatest annual gain since 1980. The increase in earnings was achieved during a year in which gold production declined by 9% to 5.6 million ounces. Although total cash costs increased by 10% to $308/ounce, the cost management programme achieved savings of $73 million, which is pleasing given the rising prices of global commodity inputs.
AngloGold Ashanti’s workplace safety performance is of concern. There had been a steady improvement in safety statistics until 2005 but this was not so in 2006. Regrettably, 37 employees lost their lives in work-related accidents, most of them at our South African operations (in Ghana, Obuasi reported two fatalities). A comprehensive safety review is under way and management has renewed its commitment to improved safety.
AngloGold Ashanti recorded a 6% increase in total ore reserves, after depletion, from 63.3 million ounces in 2005 to 66.9 million ounces in 2006.
This is in line with growth objectives which are central to ensuring sustainable returns for shareholders and benefits for all stakeholders.
A strong pipeline of organic growth projects and both brownfields and greenfields exploration programmes is in place around the world.
This growth strategy places the group in its highest-ever capital investment phase. However, we will continue to balance capital expenditure and dividend allocation on the basis of prudent financial management. In this spirit, a final dividend of 240 SA cents has been declared (equating to
33 US cents per share) for the six months ended 31 December 2006, to give a total dividend for the year of 450 SA cents (62 US cents). The final dividend for 2006 paid to the Government of Ghana was thus $3.4 million, bringing the total amount paid to the Government of Ghana in dividends since the business combination in 2004 to $14.3 million.
A key challenge which management continues to address successfully is the health of employees and the communities in which they live. The malaria control programme implemented in April 2006 in the Obuasi district in
Ghana is one of the largest private sector malaria control programmes. The number of cases of malaria being treated at the company's hospital has fallen by 50%, and further reductions are expected in 2007 and beyond.
We are pleased to welcome to our board three new directors: Joseph Henry
Mensah, Sipho Pityana and Wiseman Nkuhlu. Professor Nkuhlu was
also appointed deputy chairman of the Audit and Corporate Governance
Committee with effect from 4 August 2006. We also note the resignation of
Lazarus Zim and Sam Jonah from the board. Colin Brayshaw and
Tony Trahar will retire from the board at the upcoming annual general meeting. We thank them for the contribution made to the company during their tenure.
Looking ahead, gold production is estimated at 5.8 million ounces for 2007 at a total cash cost of $309/ounce with capital expenditure of around
$1,070 million. This will be managed in line with profitability and cash flow.
We maintain a positive outlook for the gold price and confidently anticipate another year of growth and improved value for our shareholders.
Russell Edey
Bobby Godsell
Chairman
Chief Executive Officer
20 March 2007
The full version of the Letter from the Chairman and Chief Executive Officer is available in the Annual Financial Statements 2006 and on the corporate website:
www.AngloGoldAshanti.com

Contribution to production
by country – 2006
Ghana Australia
Rest of Africa USA
South America South Africa
5%
8%
21%
10%
11%
45%
0
100
200
300
400
500
600
700
Total attributable production
– Ghana (000oz)
06
04
05
•
Received gold price 31% higher at $577/ounce
•
Adjusted gross profit increased by 125% to $1,058 million
•
Adjusted headline earnings rose by 105% to $413 million
•
Capital expenditure up by 13% to $817 million
•
Total dividend for the year of R4.50 per share
($0.62 or 59.40 cedis per GhDS)
Key features 2006 – financial
Key operating statistics – Ghana
2006
2005
Attributable gold production (oz)
592,000
680,000
– contribution to group production
11%
11%
Total cash cost ($/oz)
390
339
Attributable capital expenditure ($m)
97
90
Attributable gold income ($m)
263
286
Contribution to group adjusted gross profit ($m)
(26)
(29)
Attributable ore reserves (million oz)
10.9
10.6
Number of employees (monthly average)
9,443
10,180
– contribution to group complement
15%
16%
LTIFR
2.09
2.41
FIFR
0.07
0.22
Corporate social investment ($ 000)
716
721

0
50
100
150
200
250
300
Gold income – Ghana ($m)
06
04
05
0
10
20
30
40
50
60
70
80
90
100
Capital expenditure
– Ghana ($m)
06
04
05
•
Total annual gold production declined by 9% to 5.6 million
ounces.
•
Total cash costs increased by 10% to $308/ounce, mainly
as a result of lower grades mined and inflationary pressures
•
Ore Reserves and Mineral Resources increased by 6% and
3% respectively.
Key features 2006 – operational
AngloGold Ashanti operation in Ghana
As at the end of 2006, AngloGold Ashanti had two operations in Ghana,
Obuasi and Iduapriem, with the sale of the third operation, Bibiani, having been completed on 1 December 2006.
Outlook for 2007
Production for 2007 is planned at approximately 570,000 ounces at a total cash cost of around $369/oz. Capital expenditure for the year is expected to be $133 million – $87 million at Obuasi where a feasibility study on the development of Obuasi Deeps is to be undertaken, and
$46 million at Iduapriem, where a plant expansion project is currently under way and a scoping study is to be conducted to evaluate the viability of low-grade resources of other properties which lie in the
Tarkwaian conglomerates below the current economic limit of the pits.

Group income statement
2,730 3,106 Revenue
2,629 2,964 Gold income
(2,309) (2,282)
Cost of sales
Loss on non-hedge derivatives and other
(135) (239)
commodity contracts
185 443
Gross profit
Corporate administration and other
(64) (84)
expenses
(13) (16) Market development costs
(45) (61) Exploration costs
(20) (18) Other operating expenses
(77) (18) Operating special items
(34) 246 Operating profit (loss)
25 32 Interest received
(5) (2)
Exchange loss
Fair value adjustment on option component
(32) 16
of convertible bond
Finance costs and unwinding of
(108) (123) decommissioning and restoration obligations
(1) – Fair value loss on interest rate swaps
(3) (1) Share of associates' loss
(158) 168 Profit (loss) before taxation
35 (180)
Taxation
Loss after taxation from continuing
(123) (12)
operations
Discontinued operations
Loss for the year from discontinued
(36) (2) operations
(159) (14) Loss for the year
Allocated as follows
(182) (44) Equity shareholders
23 30 Minority interest
(159) (14)
Basic loss per ordinary share (cents)
(55) (15) Loss from continuing operations
(1)
(14) (1) Loss from discontinued operations
(1)
(69) (16) Loss
Diluted loss per ordinary share (cents)
(55) (15) Loss from continuing operations
(2)
(14) (1) Loss from discontinued operations
(2)
(69) (16)
Loss
Dividends
(3)
36 62 Dividends declared per ordinary share (cents)
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
(3)
Dividends are translated at actual rates on date of payment. The current period is an indicative amount only.
2005
2006
Figures in dollar millions

Group balance sheet
2005
2006
Figures in dollar millions
ASSETS
Non-current assets
5,908
6,054
Tangible assets
399
415
Intangible assets
35
43
Investments in associates
102
126
Other investments
186
287
Inventories
20
58
Trade and other receivables
38
6
Derivatives
44
62
Deferred taxation
16
44
Other non-current assets
6,748
7,095
Current assets
385
489
Inventories
245
185
Trade and other receivables
675
649
Derivatives
7
1
Current portion of other non-current assets
8
11
Cash restricted for use
209
495
Cash and cash equivalents
1,529
1,830
16
18
Non-current assets held for sale
1,545
1,848
8,293
8,943
Total assets
EQUITY AND LIABILITIES
3,002
3,154
Share capital and premium
(399)
(169)
Retained earnings and other reserves
2,603
2,985
Shareholders' equity
59
62
Minority interests
2,662
3,047
Total equity
Non-current liabilities
1,706
1,423
Borrowings
Environmental rehabilitation and other
356
398
provisions
Provision for pension and post-retirement
197
169
benefits
14
21
Trade, other payables and deferred income
388
283
Derivatives
1,154
1,103
Deferred taxation
3,815
3,397
Current liabilities
188
59
Current portion of borrowings
442
528
Trade, other payables and deferred income
1,074
1,736
Derivatives
112
176
Taxation
1,816
2,499
5,631
5,896
Total liabilities
8,293
8,943
Total equity and liabilities
The full suite of AngloGold Ashanti annual reports for 2006 (Annual Financial Statatements, Report to Society, which includes the regional operating reports, and the Supplementary Information: Mineral Resources and Mineral Reserves) is available on the corporate website, www.AngloGoldAshanti.com, as well as the annual report website, www.aga-reports.com. Printed copies of these can also be requested by e-mailing companysecretary@AngloGoldAshanti.com

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
GhSE codes: Share: AGA: GhDSs: AAD
("AngloGold Ashanti" or "the company")

GhDS VOTING INSTRUCTION FORM
FOR COMPLETION BY HOLDERS OF GHANA DEPOSITARY SHARES (GhDSs)
This GhDS Voting Instruction Form is to enable you to instruct NTHC Limited, as Depositary, how to vote on the resolutions detailed below on your behalf. Please note: every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries to right to one vote.
I/We
being the registered holder(s) of GhDSs of the company direct NTHC Limited to vote for me/us in respect of all the GhDSs held in my/our name at the annual general meeting of the company to be held at The Country Club Johannesburg, Napier Road, Auckland Park,
Johannesburg, South Africa, on Friday 4 May 2007 at 11:00 at any adjournment thereof. I/We direct NTHC Limited to vote as follows:
Please indicate with an "X" in the appropriate spaces how votes are to be cast
For Against Abstain
Ordinary business
1. Ordinary Resolution No. 1
Adoption of financial statements
2.
Ordinary Resolution No. 2
Re-election of director Mr FB Arisman
3.
Ordinary Resolution No. 3
Re-election of director Mr RE Bannerman
4.
Ordinary Resolution No. 4
Re-election of director Mr WA Nairn
5.
Ordinary Resolution No. 5
Re-election of director Mr SR Thompson
6.
Ordinary Resolution No. 6
Election of director Mr JH Mensah
7.
Ordinary Resolution No. 7
Election of director Prof WL Nkuhlu
8.
Ordinary Resolution No. 8
Election of director Mr SM Pityana
9.
Ordinary Resolution No. 9
Placement of unissued shares under the control of the directors
10. Ordinary Resolution No. 10
Authority to issue the company’s shares for cash
11. Ordinary Resolution No. 11
Increase in directors’ remuneration
12. Special Resolution No. 1
Authority to acquire the company’s own shares
Notes:
1. The right to vote on each of the resolutions need not be exercised, neither need all the votes be cast in the same way.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. In the case of joint holders of GhDSs, any one holder may sign the Voting Instruction Form.
4.
Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the Depositary.
5.
Signature of this Voting Instruction Form on behalf of a company must be in accordance with that company’s constitution and the signatory must state his/her office in the company concerned.
6.
Completed GhDS Votiing Instruction Forms should be returned to NTHC Limited, Martco House, off Kwame Nkrumah Avenue,
PO Box KIA 9563 Airport, Accra, Ghana by no later than 11:00 Ghana time on Friday, 27 April 2007.
Signed at on 2007
Name in BLOCK LETTERS Signature
(Initials and surname of joint holders, if any)
It is understood that, if this form is not signed and returned, the Depositary will not vote for such resolutions.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 29, 2007
By: /s/ L Eatwell
Name: Lynda Eatwell
Title:    Company Secretary